UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Star Bulk Carriers Corp.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

Y8162K121
(CUSIP Number)

Todd E. Molz Managing Director and General Counsel Oaktree Capital Group Holdings GP, LLC 333 South Grand Avenue, 28th Floor Los Angeles, California 90071 (213) 830-6300
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 16, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y8162K121	SCHEDULE 13D	Page 2 of 27

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Value Opportunities Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,501,907 (1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 3,501,907 (1)
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,501,907 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.9% (2)
14	TYPE OF REPORTING PERSON PN

_________________
(1)	In its capacity as the direct owner of 3,501,907 shares of common stock of the Issuer.

(2)
Ownership percentages set forth in this Schedule 13D are based upon a total of 29,493,769 shares of common stock of the Issuer issued and outstanding as of June 18, 2014, as provided to the Reporting Persons by the Issuer.

CUSIP No. Y8162K121	SCHEDULE 13D	Page 3 of 27

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Value Opportunities Fund GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,501,907 (1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 3,501,907 (1)
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,501,907 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.9%
14	TYPE OF REPORTING PERSON PN

_________________
(1)	Solely in its capacity as the general partner of Oaktree Value Opportunities Fund, L.P.

CUSIP No. Y8162K121	SCHEDULE 13D	Page 4 of 27

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Value Opportunities Fund GP Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,501,907 (1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 3,501,907 (1)
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,501,907 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.9%
14	TYPE OF REPORTING PERSON OO

_________________
(1)	Solely in its capacity as the general partner of Oaktree Value Opportunities Fund GP, L.P.

CUSIP No. Y8162K121	SCHEDULE 13D	Page 5 of 27

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Opportunities Fund IX Delaware, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,251,325 (1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 2,251,325 (1)
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,251,325 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6%
14	TYPE OF REPORTING PERSON PN

_________________
(1)	Solely in its capacity as the direct owner of 2,251,325 shares of common stock of the Issuer.

CUSIP No. Y8162K121	SCHEDULE 13D	Page 6 of 27

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Fund GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,251,325 (1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 2,251,325 (1)
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,251,325 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6%
14	TYPE OF REPORTING PERSON OO

_________________
(1)	Solely in its capacity as the general partner of Oaktree Opportunities Fund IX Delaware, L.P.

CUSIP No. Y8162K121	SCHEDULE 13D	Page 7 of 27

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Opportunities Fund IX (Parallel 2), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 20,675 (1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 20,675 (1)
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,675 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON PN

_________________
(1)	In its capacity as the direct owner of 20,675 shares of common stock of the Issuer.

CUSIP No. Y8162K121	SCHEDULE 13D	Page 8 of 27

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Opportunities Fund IX GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 20,675 (1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 20,675 (1)
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,675 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON PN

_________________
(1)	Solely in its capacity as the general partner of Oaktree Opportunities Fund IX (Parallel 2), L.P.

CUSIP No. Y8162K121	SCHEDULE 13D	Page 9 of 27

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Opportunities Fund IX GP, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 20,675 (1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 20,675 (1)
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,675 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON OO

_________________
(1)	Solely in its capacity as the general partner of Oaktree Opportunities Fund IX GP, L.P.

CUSIP No. Y8162K121	SCHEDULE 13D	Page 10 of 27

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Fund GP I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,773,907 (1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 5,773,907 (1)
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,773,907 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.6%
14	TYPE OF REPORTING PERSON PN

_________________
(1)	Solely in its capacity as the (a) sole shareholder of each of Oaktree Value Opportunities Fund GP Ltd. and Oaktree Opportunities Fund IX GP, Ltd. and (b) the managing member of Oaktree Fund GP, LLC.

CUSIP No. Y8162K121	SCHEDULE 13D	Page 11 of 27

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Capital I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,773,907 (1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 5,773,907 (1)
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,773,907 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.6%
14	TYPE OF REPORTING PERSON PN

_________________
(1)	Solely in its capacity as the general partner of Oaktree Fund GP I, L.P.

CUSIP No. Y8162K121	SCHEDULE 13D	Page 12 of 27

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON OCM Holdings I, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,773,907 (1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 5,773,907 (1)
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,773,907 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.6%
14	TYPE OF REPORTING PERSON OO

_________________
(1)	Solely in its capacity as the general partner of Oaktree Capital I, L.P.

CUSIP No. Y8162K121	SCHEDULE 13D	Page 13 of 27

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,773,907 (1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 5,773,907 (1)
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,773,907 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.6%
14	TYPE OF REPORTING PERSON OO

_________________
(1)	Solely in its capacity as the managing member of OCM Holdings I, LLC.

CUSIP No. Y8162K121	SCHEDULE 13D	Page 14 of 27

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,522,582 (1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 3,522,582 (1)
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,522,582 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.9%
14	TYPE OF REPORTING PERSON PN

_________________
(1)	Solely in its capacity as the sole director of each of Oaktree Value Opportunities Fund GP Ltd. and Oaktree Opportunities Fund IX GP Ltd.

CUSIP No. Y8162K121	SCHEDULE 13D	Page 15 of 27

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Holdings, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,522,582 (1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 3,522,582 (1)
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,522,582 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.9%
14	TYPE OF REPORTING PERSON CO

_________________
(1)	Solely in its capacity as the general partner of Oaktree Capital Management, L.P.

CUSIP No. Y8162K121	SCHEDULE 13D	Page 16 of 27

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Capital Group, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,773,907 (1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 5,773,907 (1)
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,773,907 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.6%
14	TYPE OF REPORTING PERSON OO

_________________
(1)	Solely in its capacity as the managing member of Oaktree Holdings, LLC and as the sole shareholder of Oaktree Holdings, Inc.

CUSIP No. Y8162K121	SCHEDULE 13D	Page 17 of 27

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Capital Group Holdings GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,773,907 (1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 5,773,907 (1)
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,773,907 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.6%
14	TYPE OF REPORTING PERSON OO

_________________
(1)	Solely in its capacity as the duly elected manager of Oaktree Capital Group, LLC.

CUSIP No. Y8162K121	SCHEDULE 13D	Page 18 of 27

Item 1.	Security and Issuer.

This Amendment No. 3 (“Amendment No. 3”) is being filed by the undersigned to amend the Schedule 13D filed by the Reporting Persons (as hereinafter defined) on August 5, 2013, as amended by Amendment No. 1 thereto filed October 7, 2013 and Amendment No. 2 thereto filed December 3, 2013 (as amended, the “Schedule 13D”) with respect to the common stock, par value $0.01 per share (the “Common Shares”) of Star Bulk Carriers Corp., a Republic of the Marshall Islands corporation (the “Issuer”). The address of the principal executive offices of the Issuer is c/o Star Bulk Management Inc., 40 Agiou Konstantinou Street, 15124 Maroussi, Athens, Greece.

As of June 17, 2014, as reflected in this Schedule 13D, the Reporting Persons beneficially owned that number of Common Shares set forth on the cover pages hereto, which information is hereby incorporated by reference into this Item 1.

Item 2.	Identity and Background

No material change.

Item 3.	Source and Amount of Funds or Other Consideration

No material change.

Item 4.	Purpose of Transaction

No material change.

Item 5.	Interest in Securities of the Issuer

No material change.

Item 6.	Interest in Securities of the Issuer

On June 16, 2014, the Issuer entered into the Agreement and Plan of Merger (the “Merger Agreement”) with Star Synergy LLC, a Marshall Islands limited liability company and a wholly-owned subsidiary of the Issuer (“Oaktree Holdco Merger Sub”), Star Omas LLC, a Marshall Islands limited liability company and a wholly-owned subsidiary of the Issuer (“Pappas Holdco Merger Sub” and together with Oaktree Holdco Merger Sub, the “Merger Subs”), the Oaktree Holdco, Millennia Limited Liability Company, a Marshall Islands limited liability company controlled by certain immediate family members of the Issuer’s non-Executive Chairman Mr. Petros Pappas, including Milena Maria Pappas, who is also one of the Issuer’s directors (the “Pappas Holdco” and, together with the Oaktree Holdco, the “Oceanbulk Holdcos”), the Oaktree Seller and Millennia Holdings LLC, a Marshall Islands limited liability company (the “Pappas Seller” and, together with the Oaktree Seller, the “Sellers”), pursuant to which each of the Oceanbulk Holdcos will merge with and into one of the Merger Subs (the “Merger”), with the Merger Subs continuing as the surviving companies and wholly-owned subsidiaries of the Issuer.  Concurrently with the execution of the Merger Agreement, the Issuer, Mirabel Shipholding & Invest Limited, Mirach Shipping Company Limited and Bluesea Invest and Holding Limited (collectively, the “Pappas Entities”) entered into a share purchase agreement (the “Pappas Agreement”), pursuant to which

CUSIP No. Y8162K121	SCHEDULE 13D	Page 19 of 27

the Issuer agreed to acquire all of the issued and outstanding shares of Dioriga Shipping Co. and Positive Shipping Company.

In connection with the Merger Agreement, on June 16, 2014, Oaktree Value Opportunities Fund, L.P., Oaktree Opportunities Fund IX Delaware, L.P. and Oaktree Opportunities Fund IX (Parallel 2), L.P. (collectively, the “Oaktree Holders”) entered into a voting agreement (the “Voting Agreement”), which governs the vote of the Common Shares beneficially owned by the Oaktree Holders in connection with the transactions contemplated by the Merger Agreement, the Pappas Agreement and the transactions contemplated thereby.

Pursuant to the Voting Agreement, the Oaktree Holders agreed, among other things, (i) to vote the Common Shares beneficially owned by the Oaktree Holders in favor of the approval of the Merger Agreement, the Pappas Agreement and the transactions contemplated thereby in the same proportion as all Common Shares held by all other stockholders of the Issuer, not including the Sellers or their affiliates, entitled to vote on such transactions, (ii) prior to the completion of the Merger or termination of the Voting Agreement, not to vote the Common Shares beneficially owned by the Oaktree Holders in favor of the removal of any director of the Issuer or in favor of the election of any director of the Issuer not approved by a special committee of the Issuer, and (iii) until the earlier of the completion of the Merger or the third business day following the termination of the Merger Agreement, not to take any action to cause the appointment of a representative of the Oaktree Holders to the Issuer’s board of directors.

The Oaktree Holders and the Issuer also agreed under the Voting Agreement to terminate the existing registration rights agreement, dated May 1, 2013, among the Issuer, the Oaktree Holder party thereto and the other parties thereto and the purchase agreement, dated May 1, 2013, among the Issuer, the Oaktree Holder party thereto and the other parties thereto, and to enter into a new registration rights agreement and stockholders agreement with the Issuer upon the closing of the Merger.

The Voting Agreement will terminate upon the earlier of the completion of the Merger and the termination of the Merger Agreement.

The foregoing description of the Voting Agreement does not purport to be complete and is subject to and qualified in its entirety by the full text of the Voting Agreement filed herewith as Exhibit A, the terms of which are incorporated herein by reference.

Item 7.	Material to be filed as Exhibits

The following are filed herewith as Exhibits to this Schedule 13D:

Exhibit A
Voting Agreement, dated June 16, 2014, among Oaktree Value Opportunities Fund, L.P., Oaktree Opportunities Fund IX Delaware, L.P., Oaktree Opportunities Fund IX (Parallel 2), L.P. and Star Bulk Carriers Corp.

CUSIP No. Y8162K121	SCHEDULE 13D	Page 20 of 27

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Amendment No. 3 is true, complete and correct.

Dated as of June 18, 2014

OAKTREE VALUE OPPORTUNITIES FUND, L.P.

By:	Oaktree Value Opportunities Fund GP, L.P.
Its:	General Partner

By:	Oaktree Value Opportunities Fund GP Ltd.
Its:	General Partner

By:	Oaktree Capital Management, L.P.
Its:	Director

By:	/s/ Jordan Mikes
Name: Jordan Mikes
Title: Assistant Vice President

By:	/s/ Lisa Arakaki
Name: Lisa Arakaki
Title: Managing Director

CUSIP No. Y8162K121	SCHEDULE 13D	Page 21 of 27

OAKTREE VALUE OPPORTUNITIES FUND GP, L.P.

By:	Oaktree Value Opportunities Fund GP Ltd.
Its:	General Partner

By:	Oaktree Capital Management, L.P.
Its:	Director

By:	/s/ Jordan Mikes
Name: Jordan Mikes
Title: Assistant Vice President

By:	/s/ Lisa Arakaki
Name: Lisa Arakaki
Title: Managing Director

OAKTREE VALUE OPPORTUNITIES FUND GP LTD.

By:	Oaktree Capital Management, L.P.
Its:	Director

By:	/s/ Jordan Mikes
Name: Jordan Mikes
Title: Assistant Vice President

By:	/s/ Lisa Arakaki
Name: Lisa Arakaki
Title: Managing Director

CUSIP No. Y8162K121	SCHEDULE 13D	Page 22 of 27

OAKTREE FUND GP I, L.P.

By:	/s/ Jordan Mikes
Name: Jordan Mikes
Title: Authorized Signatory

By:	/s/ Lisa Arakaki
Name: Lisa Arakaki
Title: Authorized Signatory

OAKTREE CAPITAL I, L.P.

By:	/s/ Jordan Mikes
Name: Jordan Mikes
Title: Assistant Vice President

By:	/s/ Lisa Arakaki
Name: Lisa Arakaki
Title: Managing Director

CUSIP No. Y8162K121	SCHEDULE 13D	Page 23 of 27

OCM HOLDINGS I, LLC

By:	/s/ Jordan Mikes
Name: Jordan Mikes
Title: Assistant Vice President

By:	/s/ Lisa Arakaki
Name: Lisa Arakaki
Title: Managing Director

OAKTREE HOLDINGS, LLC

By:	/s/ Jordan Mikes
Name: Jordan Mikes
Title: Assistant Vice President

By:	/s/ Lisa Arakaki
Name: Lisa Arakaki
Title: Managing Director

CUSIP No. Y8162K121	SCHEDULE 13D	Page 24 of 27

OAKTREE OPPORTUNITIES FUND IX (PARALLEL 2), L.P.

By:	Oaktree Opportunities Fund IX GP, L.P.
Its:	General Partner

By:	Oaktree Opportunities Fund IX GP Ltd.
Its:	General Partner

By:	Oaktree Capital Management, L.P.
Its:	Director

By:	/s/ Jordan Mikes
Name: Jordan Mikes
Title: Assistant Vice President

By:	/s/ Lisa Arakaki
Name: Lisa Arakaki
Title: Managing Director

OAKTREE OPPORTUNITIES FUND IX GP, L.P.

By:	Oaktree Opportunities Fund IX GP, Ltd.
Its:	General Partner

By:	Oaktree Capital Management, L.P.
Its:	Director

By:	/s/ Jordan Mikes
Name: Jordan Mikes
Title: Assistant Vice President

By:	/s/ Lisa Arakaki
Name: Lisa Arakaki
Title: Managing Director

CUSIP No. Y8162K121	SCHEDULE 13D	Page 25 of 27

OAKTREE OPPORTUNITIES FUND IX GP, LTD.

By:	Oaktree Capital Management, L.P.
Its:	Director

By:	/s/ Jordan Mikes
Name: Jordan Mikes
Title: Assistant Vice President

By:	/s/ Lisa Arakaki
Name: Lisa Arakaki
Title: Managing Director

OAKTREE CAPITAL MANAGEMENT, L.P.

By:	/s/ Jordan Mikes
Name: Jordan Mikes
Title: Assistant Vice President

By:	/s/ Lisa Arakaki
Name: Lisa Arakaki
Title: Managing Director:

OAKTREE HOLDINGS, INC.

By:	/s/ Jordan Mikes
Name: Jordan Mikes
Title: Assistant Vice President

By:	/s/ Lisa Arakaki
Name: Lisa Arakaki
Title: Managing Director

CUSIP No. Y8162K121	SCHEDULE 13D	Page 26 of 27

OAKTREE CAPITAL GROUP, LLC

By:	/s/ Jordan Mikes
Name: Jordan Mikes
Title: Assistant Vice President

By:	/s/ Lisa Arakaki
Name: Lisa Arakaki
Title: Managing Director

OAKTREE CAPITAL GROUP HOLDINGS GP, LLC

By:	/s/ Jordan Mikes
Name: Jordan Mikes
Title: Assistant Vice President

By:	/s/ Lisa Arakaki
Name: Lisa Arakaki
Title: Managing Director

CUSIP No. Y8162K121	SCHEDULE 13D	Page 27 of 27

OAKTREE OPPORTUNITIES FUND IX DELAWARE, L.P.

By:	Oaktree Fund GP, LLC
Its:	General Partner

By:	Oaktree Fund GP I, L.P.
Its:	Managing Member

By:	/s/ Jordan Mikes
Name: Jordan Mikes
Title: Authorized Signatory

By:	/s/ Lisa Arakaki
Name: Lisa Arakaki
Title: Authorized Signatory

OAKTREE FUND GP, LLC

By:	Oaktree Fund GP I, L.P.
Its:	Managing Member

By:	/s/ Jordan Mikes
Name: Jordan Mikes
Title: Authorized Signatory

By:	/s/ Lisa Arakaki
Name: Lisa Arakaki
Title: Authorized Signatory

EXHIBIT A

June 16, 2014

Star Bulk Carriers Corp.
c/o Star Bulk Management Inc.
40 Agiou Konstantinou Street
15124 Maroussi
Athens, Greece
Attention: Georgia Mastagaki

Re:           Voting Agreement

Ladies and Gentlemen:

Reference is made to the Agreement and Plan of Merger, dated as of the date hereof (as amended, supplemented or otherwise modified from time to time in accordance with its terms, the “Merger Agreement”), by and among Star Bulk Carriers Corp., a Marshall Islands corporation (“Parent”), Star Synergy LLC, a Marshall Islands limited liability company and a wholly-owned subsidiary of Parent (“Oaktree Holdco Merger Sub”), Star Omas LLC, a Marshall Islands limited liability company and a wholly-owned subsidiary of Parent (“Pappas Holdco Merger Sub” and, together with Oaktree Holdco Merger Sub, the “Merger Subs”), Oaktree OBC Holdings LLC, a Marshall Islands limited liability company, Millennia Limited Liability Company, a Marshall Islands limited liability company, Oaktree Dry Bulk Holdings LLC, a Marshall Islands limited liability company and Millennia Holdings LLC, a Marshall Islands limited liability company. Capitalized terms used and not otherwise defined herein have the meanings ascribed to them in the Merger Agreement.

As a condition and inducement to the willingness of Parent and each Merger Sub to enter into the Merger Agreement, the undersigned hereby agrees as follows:

1.           Voting of Parent Common Stock.

(a)           Each of the undersigned hereby agrees (and shall cause its applicable Affiliates who own shares of Parent Common Stock) to vote all shares of Parent Common Stock owned beneficially or of record by it or its Affiliates in favor of the Transactions Approval in the same proportion as the number of shares of Parent Common Stock that are voted in favor of the Transactions Approval by Unaffiliated Stockholders at the Parent Stockholders Meeting, or any postponement or adjournment thereof, bears to the total number of shares of Parent Common Stock that are voted with respect to the Transactions Approval by Unaffiliated Stockholders at the Parent Stockholders Meeting, or any postponement or adjournment thereof.

(b)           Prior to the Effective Time or the earlier termination of this agreement, each of the undersigned hereby agrees not to (and to cause its Affiliates not

to) vote any of the shares of Parent Common Stock owned beneficially or of record by it or its Affiliates in favor of the removal of any director of Parent or in favor of the election of any director not approved by the Special Committee.

(c)           Until the earlier of the Effective Time or the third Business Day following the termination of the Merger Agreement, each of the undersigned agrees that it shall not take any action to cause the appointment of one of its representatives to the Parent Board (notwithstanding its right to cause such appointment pursuant to the Oaktree Purchase Agreement).

2.           Entry Into and Termination of Related Agreements and Affiliate Contracts.

(a)           Each of the undersigned agrees, solely with respect to itself, to (i) execute and deliver to Parent each of the Registration Rights Agreement and the Oaktree Stockholders Agreement and (ii) consent to the termination the Oaktree Purchase Agreement, other than with respect to Section 10 of the Oaktree Purchase Agreement, which each of the undersigned agrees shall survive in accordance with its terms, in each case at, and subject to the occurrence of, the Closing.

(b)           Parent hereby agrees to (i) execute and deliver to each of the undersigned each of the Registration Rights Agreement and the Oaktree Stockholders Agreement, to which the undersigned is an intended party at, and subject to the occurrence of, the Closing and (ii) consent to the termination of the Oaktree Purchase Agreement, other than with respect to Section 10 of the Oaktree Purchase Agreement which Parent agrees shall survive in accordance with its terms.

(c)           Subject to the terms of Section 8.13 of the Merger Agreement, at or prior to the Closing, after giving at least three (3) Business Days’ prior notice to Parent, each of the undersigned hereby agrees that it shall (and shall cause its respective Affiliates to) terminate any Contract or transaction between the undersigned (or any Affiliate thereof), on the one hand, and any Oceanbulk Company, on the other hand, and any other party (an “Affiliate Contract”), or amend such Affiliate Contract so as to eliminate any further liability or obligation of any Oceanbulk Company thereunder, and shall provide to the Parent evidence of such termination or amendment in form and substance reasonably satisfactory to the Parent, unless Parent provides written notice to the Sellers’ Representative prior to the end of the 3 Business Day period that it does not object to the continuation of such Contract or transaction.

(d)           At, and subject to the occurrence of, the Closing, except as otherwise provided herein, no party hereto nor any Oceanbulk Company shall have any rights, claims, obligations or liabilities under the Oaktree Purchase Agreement, the Existing Registration Rights Agreement or any Affiliate Contract that has been terminated or amended in accordance with Section 2 hereof and/or Section 8.7 of the Merger Agreement, in each case, that arise after the date of such termination or amendment, and no further payments or obligations shall be due or owing, or may become due or owing, under or in respect of such Oaktree Purchase Agreement, Existing Registration Rights Agreement or Affiliate Contract.

3.           Termination. This agreement shall terminate automatically upon the earlier of (a) the Effective Time and (b) the termination of the Merger Agreement for any reason in accordance with its terms; provided, that Section 2(d), this Section 3 and Sections 4-10 shall survive any such termination.

4.           Governing Law; Jurisdiction; Waiver of Jury Trial.  This agreement will be deemed to be made in and in all respects will be interpreted, construed and governed by and in accordance with the Laws of the State of New York without giving effect to any choice of Law or conflict of Law provision or rule that would cause the application of the Laws of any jurisdiction other than the State of New York, except to the extent that the law of the Marshall Islands is mandatorily applicable to the Merger. EACH OF THE PARTIES HERETO CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT SITTING IN MANHATTAN IN NEW YORK CITY OR IN THE FEDERAL SOUTHERN DISTRICT IN THE STATE OF NEW YORK AND ANY APPELLATE COURT THEREFROM LOCATED IN NEW YORK, NEW YORK AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS AGREEMENT MAY BE LITIGATED IN SUCH COURTS.  EACH OF THE PARTIES HERETO ACCEPTS FOR ITSELF AND IN CONNECTION WITH ITS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY FINAL AND NONAPPEALABLE JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS AGREEMENT.  EACH OF THE PARTIES HERETO FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN ANY SUCH ACTION OR PROCEEDING BY THE MAILING OF COPIES THEREOF BY REGISTERED OR CERTIFIED MAIL, POSTAGE PREPAID, TO SUCH PARTY AT THE ADDRESS OF IT OR ITS AFFILIATE SPECIFIED IN THE MERGER AGREEMENT, SUCH SERVICE TO BECOME EFFECTIVE 15 CALENDAR DAYS AFTER SUCH MAILING.  NOTHING HEREIN WILL IN ANY WAY BE DEEMED TO LIMIT THE ABILITY OF ANY PARTY HERETO TO SERVE ANY SUCH LEGAL PROCESS, SUMMONS, NOTICES AND DOCUMENTS IN ANY OTHER MANNER PERMITTED BY APPLICABLE LAW OR TO OBTAIN JURISDICTION OVER OR TO BRING ACTIONS, SUITS OR PROCEEDINGS AGAINST ANY OTHER PARTY HERETO IN SUCH OTHER JURISDICTIONS, AND IN SUCH MANNER, AS MAY BE PERMITTED BY ANY APPLICABLE LAW. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT.

5.           Amendment; Waiver. Any provision of this agreement may be amended or waived if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this agreement or, in the case of a waiver, by each party against whom the waiver is to be effective; provided that any such amendment or waiver on behalf of Parent shall require the approval of a majority of the Special Committee. No waiver shall be construed as a waiver of any subsequent breach or failure of the same term or condition, or a waiver of any other term or condition of this agreement.  No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.  The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by applicable Law.

6.           Severability. If any term, provision, covenant or restriction of this agreement is held by a court of competent jurisdiction or other Governmental Authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party.  Upon such a determination, the parties shall negotiate in good faith to modify this agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

7.           Headings. The descriptive headings contained in this agreement are included for convenience of reference only and will not affect in any way the meaning or interpretation of this agreement.

8.           Construction.  The parties have participated jointly in the negotiation and drafting of this agreement, and, in the event an ambiguity or question of intent or interpretation arises, this agreement will be construed as if drafted jointly by the parties, and no presumption or burden of proof will arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this agreement.

9.           Binding Effect; Benefit; Assignment.  The provisions of this agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns.  No provision of this agreement is intended to confer any rights, benefits, remedies, obligations or liabilities hereunder upon any Person other than the parties hereto and their respective successors and assigns. No party may assign, delegate or otherwise transfer any of its rights or obligations under this agreement without the consent of each other party hereto, except that Parent may transfer or assign its rights and obligations under this agreement after the Effective Time to any Affiliate of Parent to which Parent has assigned its rights and obligation under the Merger Agreement; provided, that no such assignment shall relieve Parent of any obligations under this agreement.  Any purported assignment without such prior written consents shall be void.

10.           Counterparts.  This agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.  This agreement shall become effective when each party hereto shall have received a counterpart hereof signed by all of the other parties hereto.  Until and unless each party has received a counterpart hereof signed by the other party hereto, this agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication).  Facsimile signatures or signatures received as a pdf attachment to electronic mail shall be treated as original signatures for all purposes of this agreement.

[Signature Page Follows]

IN WITNESS WHEREOF, this agreement has been duly executed and delivered by the duly authorized officers of the parties to this agreement as of the date first written above.

OAKTREE VALUE OPPORTUNITIES FUND, L.P.

By:	Oaktree Value Opportunities Fund GP, L.P.
Its:	General Partner

By:	Oaktree Value Opportunities Fund GP Ltd.
Its:	General Partner

By:	Oaktree Capital Management, L.P.
Its:	Director

By:	/s/ Rajath Shourie
Name: Rajath Shourie
Title: Managing Director

By:	/s/ Jenny Box
Name: Jenny Box
Title: Senior Vice President

OAKTREE OPPORTUNITIES FUND IX DELAWARE, L.P

By:	Oaktree Fund GP, LLC
Its:	General Partner

By:	Oaktree Fund GP I, L.P.
Its:	Managing Member

By:	/s/ Rajath Shourie
Name: Rajath Shourie
Title: Managing Director

By:	/s/ Jenny Box
Name: Jenny Box
Title: Senior Vice President

[Signature Page to Voting Agreement Letter]

OAKTREE OPPORTUNITIES FUND IX (PARALLEL 2), L.P.

By:	Oaktree Opportunities Fund IX GP, L.P.
Its:	General Partner

By:	Oaktree Opportunities Fund IX GP Ltd.
Its:	General Partner

By:	Oaktree Capital Management, L.P.
Its:	Director

By:	/s/ Rajath Shourie
Name: Rajath Shourie
Title: Managing Director

By:	/s/ Jenny Box
Name: Jenny Box
Title: Senior Vice President

Accepted and agreed to
as of the date first written above:

STAR BULK CARRIERS CORP.

By:	/s/ Spyros Capralos
Name: Spyros Capralos
Title: CEO

[Signature Page to Voting Agreement Letter]